As filed with the Securities and Exchange Commission on July 1, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Quest Software, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK

Par Value $0.001 Per Share

(Title of Class of Securities)

74834T103

(CUSIP Number of Class of Securities)

Scott J. Davidson

Senior Vice President and Chief Financial Officer

Quest Software, Inc.

5 Polaris Way

Aliso Viejo, California 92656

(949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$150,010,000	$8,370.56

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 10,715,000 shares of common stock of Quest Software, Inc. at the maximum tender offer price of $14.00 per share will be purchased pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,370.56	Filing Party: Quest Software, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Tender Offer)

☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 2, 2009 (the “Schedule TO”), relating to the offer by Quest Software, Inc., a Delaware corporation (“Quest”), to purchase up to 10,715,000 shares of its common stock, $0.001 par value per share, at a price not greater than $14.00 nor less than $12.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated June 2, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On July 1, 2009, Quest announced the preliminary results of the tender offer, which expired at 5:00 P.M., New York City Time, on June 30, 2009. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(B) Press Release issued on July 1, 2009 announcing the preliminary results of the tender offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2009

QUEST SOFTWARE, INC.

By:	/s/ Scott J. Davidson
Scott J. Davidson
Senior Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase for Cash, dated June 2, 2009

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from Information Agent to Brokers

(a)(1)(E)*	Letter from Brokers to Clients

(a)(1)(F)*	Form of Summary Advertisement

(a)(5)(A)*	Press Release issued on June 1, 2009 (Exhibit 99.2 to our Current Report on Form 8-K, filed June 1, 2009)

(a)(5)(B)	Press Release issued on July 1, 2009 announcing the preliminary results of the tender offer

(b)	Not applicable

(d)(1)*	Quest Software, Inc. 1999 Stock Incentive Plan, as amended (Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(2)*	Quest Software, Inc. 2001 Stock Incentive Plan, as amended (Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(3)*	Quest Software, Inc. 2008 Stock Incentive Plan (Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed May 12, 2008)

(d)(4)*	Quest Software, Inc. Executive Incentive Plan (Exhibit 10.11 to our Annual Report on Form 10-K for the period ended December 31, 2007, filed February 25, 2008)

(d)(5)*	Voting Agreement dated June 1, 2009 by and between Quest Software, Inc. and Vincent C. Smith (Exhibit 99.1 to our Current Report on Form 8-K, filed on June 1, 2009)

(d)(6)*	Credit Agreement dated as of February 17, 2009 between Quest Software, Inc. and Wells Fargo Foothill, LLC (Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed May 11, 2009)

(d)(7)*	Security Agreement dated as of February 17, 2009 among Quest Software, Inc., Aelita Software Corporation, ScriptLogic Corporation, Vizioncore, Inc., NetPro Computing, Inc. and those additional entities that hereafter become parties thereto, and Wells Fargo Foothill, LLC (Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed May 11, 2009)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.